UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

December 30th ,2022

Messrs.

COMISIÓN NACIONAL DE VALORES

Subgerencia de Sociedades Emisoras

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Material fact

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable regulations, in order to inform that within the framework of article 87 of Law 27,591 of the General Budget of the National Administration for the year 2021, the Decrees of the National Executive Power 882/2021 and 88/22 and the Resolutions of the Ministry of Energy No. 40/2021, 371/2021 and 642/2022, the Company celebrate an Agreement with the Ministry of Energy and the National Electricity Regulatory Entity (ENRE), in order to implement the Special Regime for the Regularization of Obligations. Said agreement, which has been notified to the Administrator Compañia del Mercado Mayorista Eléctrico (CAMMESA), implies, among other obligations assumed by the Ministry of Energy and Edenor: (i) acknowledgment of debt by Edenor with respect to CAMMESA and the MEM; (ii) recognition of a credit in favour of Edenor by the Ministry of Energy, which will be compensated with the recognized debt; and (iii) determination of a payment plan

Yours faithfully.

Silvana E. Coria

Market Relation officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: December 30, 2022